SECURI[illegible] 05037297 [illegible]ION

RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **USAllianz Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Tufford **(763) 765-7146**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center 90 South Seventh Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

OATH OR AFFIRMATION

I, Andrew Tufford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrew Tufford
Signature

Treasurer
Title

EDITH E ALLEN MILKES
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2007

Edith E Milkes
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAllianz Securities, Inc.

Year ended December 31, 2004

Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
USAllianz Securities, Inc.

We have audited the accompanying statement of financial condition of USAllianz Securities, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 31, 2005

USAllianz Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash and clearing deposit	$	3,929,386
Receivable from registered representatives		210,834
Concessions receivable		148,778
Receivable from parent, primarily income taxes		654,398
Other assets		19,131
Deferred tax asset		218,750
Total assets	$	5,181,277

Liabilities and stockholder's equity

Accounts payable	$	621,865
Commissions payable		140,089
Other liabilities		738,797
Total liabilities		1,500,751
Stockholder's equity:		
Common stock, authorized 100,000 shares; $.01 par value, issued and outstanding 100 shares		1
Additional paid-in capital		24,065,986
Accumulated deficit		(20,385,461)
Total stockholder's equity		3,680,526
Total liabilities and stockholder's equity	$	5,181,277

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Operations

Year ended December 31, 2004

Revenue:	
Concessions	$ 23,805,763
Other revenue	438,032
Total revenue	24,243,795
Expenses:	
Commissions	20,013,618
Salaries & employee benefits	5,028,148
Legal	1,098,433
Information technology	983,282
Advertising & public relations	574,056
Computer hardware & software	473,832
Office rent, utilities & furniture	710,089
Travel & entertainment	333,759
Outside consultant fees	300,079
Other expense	282,672
Meetings & seminars	179,430
Recruiting & hiring	159,897
Postage & telephone	154,894
Taxes, licenses & fees	88,733
Printing & office supplies	68,295
Total expenses	30,449,217
Loss from operations	(6,205,422)
Income tax benefit	2,034,589
Net loss	$ (4,170,833)

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2003	$ 1	$ 21,065,986	$ (16,214,628)	$ 4,851,359
Capital contributions from parent	0	3,000,000	0	3,000,000
Net loss	0	0	(4,170,833)	(4,170,833)
Balance at December 31, 2004	$ 1	$ 24,065,986	$ (20,385,461)	$ 3,680,526

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2004

Operating activities:	
Net loss	$ (4,170,833)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in receivable from registered representatives	(51,337)
Decrease in concessions receivable	44,756
Decrease in other assets	47,648
Increase in deferred tax asset	(148,750)
Increase in accounts payable	43,783
Decrease in commissions payable	(34,473)
Increase in other liabilities	596,744
Net cash used in operating activities	(3,672,462)
Financing activities	
Capital contribution from parent	3,000,000
Decrease in receivable from parent	506,269
Net cash provided by financing activities	3,506,269
Net decrease in cash	(166,193)
Cash at beginning of year	4,095,579
Cash at end of year	$ 3,929,386

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

Description of the Company

USAllianz Securities, Inc. (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (the Parent), which, in turn, is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including non-proprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company is a registered investment advisor under the Investment Advisors Act of 1940, as amended. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent to fund its operating losses.

The following is a summary of significant accounting policies followed by the Company:

Securities transactions

The Company's primary source of revenue is concessions it receives on sales of mutual funds, variable annuities and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade date basis. The clearing and depositing operations were provided by Pershing, LLC.

Cash and clearing deposit

Cash represents amounts held in depository institutions. In conjunction with the Agreement for Securities Clearance Services with Pershing, LLC, the Company is required to maintain a clearing deposit of $100,000 at Pershing, LLC. The balance earns interest and is recorded as an asset on the Statement of Financial Condition.

Federal income taxes

The Company's loss is included in AZOA's non-life sub-group consolidated federal income tax return. Under an internal tax policy, the Company provides for income taxes on its own taxable income or loss and will bear its share of the tax liability or will be reimbursed for current tax benefits. At December 31, 2004, the Company has a $2,344,532 receivable from AZOA for current tax benefits which is netted with Payable to parent on the Statement of Financial Condition.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

The Company has no employees. A management agreement entered into by and between the Company and its Parent exists, whereby the Parent provides certain managerial and consulting services, equipment and personnel in connection with the Company's business.

Direct costs charged to the Company include salaries, license and filing fees, printing and office supplies, advertising, and travel and entertainment.

Certain indirect costs are allocated to the Company including salaries, employee benefits, operating costs and administrative services incurred by the Parent on behalf of the Company. During 2004, $9,428,914 was allocated to the Company using an allocation method developed by management of the Parent. These allocations are shown in the respective expense category on the Statement of Operations.

During 2004, the Parent made capital contributions to the Company of $3,000,000, which was exchanged for amounts payable to the Parent.

The Company maintains a Selling Agreement (Agreement) with USAllianz Investor Services, LLC, a majority-owned subsidiary of the Parent. During 2004, the Agreement resulted in $113,260,519 in product sales for the Company, which is 20% of the total sales. The Agreement also resulted in $6,854,638 in concession revenue, which is 29% of the total concession revenue.

(3) Financial Instruments with Off-balance-sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $100,050. At December 31, 2004, the Company had net capital of $2,408,265, which was $2,308,215 in excess of the minimum required. The

Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .62:1 at December 31, 2004.

(5) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit reflected in the accompanying Statement of Operations is as follows:

Current tax benefit	$ 1,885,839
Deferred tax benefit	148,750
Income tax benefit as reported	$ 2,034,589

There was no provision for state income taxes reflected in the accompanying statement of operations for the year ended December 31, 2004 due to the state benefit from the loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$ 2,171,898
Allocated non-deductible expenses	(137,309)
Income tax benefit as reported	$ 2,034,589

Tax effects of temporary differences giving rise to the significant components of the deferred tax asset at December 31, 2004 are as follows:

Deferred tax assets:	
State net operating loss carry forward	$ 135,728
Litigation accruals	$ 218,750
Total deferred tax assets	$ 354,478
Valuation allowance	(135,728)
Net deferred tax asset	$ 218,750

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the entire deferred tax asset, as it is more likely than not the portion of the deferred tax asset not attributable to state loss carryforwards will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

(7) Commitments and Contingencies

The Company is currently a defendant in various litigation generally incidental to its business. Although it is difficult to predict the outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the financial position or results of operations of the Company.

USAllianz Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and exchange Commission

December 31, 2004

Net Capital		
Stockholder's equity	$	3,680,526
Less nonallowable assets		1,117,991
Current capital		2,562,535
Less 'excess fidelity bond deductible'		39,047
Less 'clearing firm termination clause'		50,000
Less haircuts		65,223
Net capital		2,408,265
Less required capital		
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)		100,050
Excess net capital	$	2,308,215
Aggregate indebtedness	$	1,500,751
Ratio of aggregate indebtedness to net capital		.62:1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	2,583,265
Adjustments to estimates made by management as a result of a NASD arbitration settlement		(175,000)
Adjusted net capital	$	2,408,265

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
USAllianz Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of USAllianz Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2005